CHANGE IN CONTROL SEVERANCE AGREEMENT


         THIS AGREEMENT is entered into as of the 9th day of November, 1999 by and between NFO Worldwide, Inc., a Delaware corporation (the "Company"), and Patrick G. Healy ("Executive").

                               W I T N E S S E T H

         WHEREAS, the Company considers the establishment and maintenance of a sound and vital management to be essential to protecting and enhancing the best interests of the Company and its stockholders;

         WHEREAS, the Company recognizes that, as is the case with many publicly held corporations, the possibility of a change in control may arise and that such possibility may result in the departure or distraction of management personnel to the detriment of the Company and its stockholders; and

         WHEREAS, the Company and Executive are party to an Employment Agreement dated December 1, 1997 (the "Employment Agreement");

         WHEREAS, the Board (as defined in Section 1) has determined that it is in the best interests of the Company and its stockholders to provide incentives to the Executive in addition to those in the Employment Agreement in order to ensure Executive's continued and undivided dedication to his duties in the event of any threat or occurrence of a Change in Control (as defined in Section 1) of the Company; and

         WHEREAS, the Board has authorized the Company to enter into this Agreement which shall amend the Employment Agreement as provided for herein.

         NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements herein contained, the Company and Executive hereby agree as follows:

         1. DEFINITIONS. As used in this Agreement, the following terms shall have the respective meanings set forth below:

                  (a) "Annual Bonus" shall have the meaning set forth in the Employment Agreement.

                  (b) "Board" means the Board of Directors of the Company.

                  (c) "Bonus Amount" means the highest Annual Bonus earned by Executive from the Company (or its affiliates) during the last five (5) completed fiscal years of the Company immediately preceding Executive's Date of Termination
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(annualized in the event Executive was not employed by the Company (or its affiliates) for the whole of any such fiscal year).

                  (d) "Cause" shall have the meaning set forth in the Employment Agreement.

                  (e) "Change in Control" shall have the meaning set forth in the Employment Agreement.

                  (f) "Date of Termination" means (1) the effective date on which Executive's employment by the Company terminates as specified in a prior written notice by the Company or Executive, as the case may be, to the other, delivered pursuant to Section 10 or (2) if Executive's employment by the Company terminates by reason of death, the date of death of Executive.

                  (g) "Disability" shall have the meaning set forth in the Employment Agreement.

                  (h) "Fringe Benefits" shall have the meaning set forth in the Employment Agreement.

                  (i) "Good Reason" shall mean the following and shall be deemed to have occurred if any of the following events shall have occurred: (i) the Executive is removed from any of the positions he holds as of the date hereof, or is assigned duties and responsibilities that are inconsistent with the scope of duties and responsibilities associated with such positions; (ii) the Company fails to pay the Executive any amounts otherwise due hereunder; (iii) the Executive's Base Salary is reduced or his Fringe Benefits are reduced; (iv) the Executive's principal office is relocated outside of Greenwich, Connecticut without his consent; or (v) the failure of the Company to obtain the assumption (and, if applicable, guarantee) agreement from any successor (and Parent, if applicable) as contemplated in Section 9(b).

                  (j) "Qualifying Termination" means a termination of Executive's employment (i) by the Company other than for Cause, (ii) by Executive for Good Reason, or (iii) on account of death or Disability.

                  (k) "Subsidiary" means any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% of the assets upon liquidation or dissolution.

                  (l) "Termination Period" means the period of time beginning with a Change in Control and ending 30 months following such Change in Control.
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Notwithstanding anything in this Agreement to the contrary, if (i) Executive's employment is terminated prior to a Change in Control for reasons that would have constituted a Qualifying Termination if they had occurred following a Change in Control; (ii) Executive reasonably demonstrates that such termination (or Good Reason event) was at the request of a third party who had indicated an intention or taken steps reasonably calculated to effect a Change in Control; and (iii) a Change in Control involving such third party (or a party competing with such third party to effectuate a Change in Control) does occur, then for purposes of this Agreement, the date immediately prior to the date of such termination of employment or event constituting Good Reason shall be treated as a Change in Control. For purposes of determining the timing of payments and benefits to Executive under Section 4, the date of the actual Change in Control shall of treated as Executive's Date of Termination under Section l(f).

         2. OBLIGATION OF EXECUTIVE. In the event of a tender or exchange offer, proxy contest, or the execution of any agreement which, if consummated, would constitute a Change in Control, Executive agrees not to voluntarily leave the employ of the Company, other than as a result of Disability, or an event which would constitute Good Reason if a Change in Control had occurred, until the Change in Control occurs or, if earlier, such tender or exchange offer, proxy contest, or agreement is terminated or abandoned.

         3. TERM OF AGREEMENT. This Agreement shall be effective on the date hereof and shall continue in effect until the Company shall have given three (3) years' written notice of cancellation; provided, that, notwithstanding the delivery of any such notice, this Agreement shall continue in effect for a period of 30 months after a Change in Control, if such Change in Control shall have occurred during the term of this Agreement. Notwithstanding anything in this Section to the contrary, this Agreement shall terminate if Executive or the Company terminates Executive's employment prior to a Change in Control except as provided in Section l(l).

         4. PAYMENTS UPON QUALIFYING TERMINATION. If during the Termination Period the employment of Executive shall terminate pursuant to a Qualifying Termination, in lieu of the compensation and benefits provided for pursuant to
Section 5 of the Employment Agreement, the Company shall:

                  (a) within ten (10) days following the Date of Termination provide to Executive a lump-sum cash amount equal to the sum of (A) Executive's Base Salary through the Date of Termination and any bonus amounts which have become payable, to the extent not theretofore paid or deferred, (B) a pro rata portion of Executive's Annual Bonus for the fiscal year in which Executive's Date of Termination occurs in an amount at least equal to (1) Executive's Bonus Amount, multiplied by (2) a fraction, the numerator of which is the number of days in the fiscal year in which the Date of Termination occurs through the Date of Termination
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and the denominator of which is three hundred sixty-five (365), (C) any compensation previously deferred by Executive other than pursuant to a tax-qualified plan (together with any interest and earnings thereon) which shall be fully vested as of the date of the Change of Control and any accrued vacation pay, in each case to the extent not theretofore paid, and (D) the value of any pension and profit sharing (401(k)) benefits which Executive would have accrued in the two years following the Date of Termination under the plans of the Company or its affiliates in which he participated immediately prior to the Date of Termination had he remained employed by the Company during such period calculated, with respect to the NFO Research, Inc. Pension Plan (the "Pension Plan") and the Executive Deferred Benefit Plan (the "Supplemental Plan"), as the difference between (1) an amount equal to the value (determined using the actuarial assumptions then applied by the PBGC for determining immediate annuity present values) of the Executives accrued benefits under such plans calculated as though Executive (A) continued to accrue benefits under the plans for 2 years following the Date of Termination, and (B) received compensation during each year during such 2 year period equal to the sum of the Executive's Base Salary and Bonus in the year immediately preceding the Change in Control and (2) the amount accrued by or otherwise paid to the Executive through the Date of Termination. With respect to the Company's 401(k) plan, the amount shall be calculated assuming that both the Executive and the Company contributed the highest permissible amounts to the plans during such period;

                  (b) within ten (10) days following the Date of Termination provide to Executive a lump-sum cash amount equal to (i) two and one-fourth (2.25) times Executive's highest annual rate of base salary during the 12-month period immediately prior to Executive's Date of Termination, plus (ii) two and one-fourth (2.25) times Executive's Bonus Amount;

                  (c) continue to provide, for a period of two (2) years following Executive's Date of Termination, Executive (and Executive's dependents, if applicable) with the same level of Fringe Benefits upon substantially the same terms and conditions (including contributions required by Executive for such benefits) as existed immediately prior to Executive's Date of Termination (or, if more favorable to Executive, as such benefits and terms and conditions existed immediately prior to the Change in Control); provided, that, if Executive cannot continue to participate in the Company plans providing such benefits, the Company shall otherwise provide such benefits on the same after-tax basis as if continued participation had been permitted. Notwithstanding the foregoing, in the event Executive becomes reemployed with another employer and becomes eligible to receive welfare benefits from such employer, the welfare benefits described herein shall be secondary to such benefits during the period of Executive's eligibility, but only to the extent that the Company reimburses Executive for any increased cost and provides any additional benefits necessary to give Executive the benefits provided hereunder; and
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                  (d) accelerate the vesting and exercisability of all options held by Executive and granted under the NFO Research, Inc. Stock Option Plan (the "Option Plan") or any other stock option plan or agreement of the Company or its affiliates. In addition, all options shall remain exercisable for two years following such termination, except to the extent the Committee (as defined in the Option Plan) permits exercise after such date.

         5. CERTAIN ADDITIONAL PAYMENTS BY THE COMPANY.

                  (a) Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment, award, benefit or distribution (or any acceleration of any payment, award, benefit or distribution) by the Company (or any of its affiliated entities) or any entity which effectuates a Change in Control (or any of its affiliated entities) to or for the benefit of Executive (whether pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 5) (the "Payments") would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Company shall pay to Executive an additional payment (a "Gross-Up Payment") in an amount such that after payment by Executive of all taxes (including any Excise Tax) imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the sum of (x) the Excise Tax imposed upon the Payments and (y) the product of any deductions disallowed because of the inclusion of the Gross-Up Payment in Executive's adjusted gross income and the highest applicable marginal rate of federal income taxation for the calendar year in which the Gross-Up Payment is to be made. For purposes of determining the amount of the Gross-Up Payment, the Executive shall be deemed to (i) pay federal income taxes at the highest marginal rates of federal income taxation for the calendar year in which the Gross-Up Payment is to be made, (ii) pay applicable state and local income taxes at the highest marginal rate of taxation for the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes (and (iii) have otherwise allowable deductions for federal income tax purposes at least equal to those which could be disallowed because of the inclusion of the Gross-Up Payment in the Executive's adjusted gross income.

                  (b) Subject to the provisions of Section 5(a), all determinations required to be made under this Section 5, including whether and when a Gross-Up Payment is required, the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determinations, shall be made by the public accounting firm that is retained by the Company as of the date immediately prior to the Change in Control (the "Accounting Firm") which shall provide detailed
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supporting calculations both to the Company and Executive within fifteen (15)
business days of the receipt of notice from the Company or the Executive that there has been a Payment, or such earlier time as is requested by the Company (collectively, the "Determination"). In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, Executive may appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company and the Company shall enter into any agreement reasonably requested by the Accounting Firm in connection with the performance of the services hereunder. The Gross-Up Payment under this Section 5 with respect to any Payments shall be made no later than thirty (30) days following such Payment. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish Executive with a written opinion to such effect, and to the effect that failure to report the Excise Tax, if any, on Executive's applicable federal income tax return will not result in the imposition of a negligence or similar penalty. The Determination by the Accounting Firm shall be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the Determination, it is possible that Gross-Up Payments which will not have been made by the Company should have been made ("Underpayment") or Gross-Up Payments are made by the Company which should not have been made ("Overpayment"), consistent with the calculations required to be made hereunder. In the event that the Executive thereafter is required to make payment of any Excise Tax or additional Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment (together with interest at the rate provided in Section 1274(b)(2)(B) of the Code) shall be promptly paid by the Company to or for the benefit of Executive. In the event the amount of the Gross-Up Payment exceeds the amount necessary to reimburse the Executive for his Excise Tax, the Accounting Firm shall determine the amount of the Overpayment that has been made and any such Overpayment (together with interest at the rate provided in Section 1274(b)(2) of the Code) shall be promptly paid by Executive (to the extent he has received a refund if the applicable Excise Tax has been paid to the Internal Revenue Service) to or for the benefit of the Company. Executive shall cooperate, to the extent his expenses are reimbursed by the Company, with any reasonable requests by the Company in connection with any contests or disputes with the Internal Revenue Service in connection with the Excise Tax.

         6. WITHHOLDING TAXES. The Company may withhold from all payments due to Executive (or his beneficiary or estate) hereunder all taxes which, by applicable federal, state, local or other law, the Company is required to withhold therefrom.

         7. REIMBURSEMENT OF EXPENSES. If any contest or dispute shall arise under this Agreement involving termination of Executive's employment with the Company or involving the failure or refusal of the Company to
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perform fully in accordance with the terms hereof, the Company shall reimburse
Executive, on a current basis, for all reasonable legal fees and expenses, if any, incurred by Executive in connection with such contest or dispute (regardless of the result thereof), together with interest in an amount equal to the prime rate from time to time in effect, but in no event higher than the maximum legal rate permissible under applicable law, such interest to accrue from the date the Company receives Executive's statement for such fees and expenses through the date of payment thereof, regardless of whether or not Executive's claim is upheld by an arbitration panel; provided, however, Executive shall be required to repay any such amounts to the Company to the extent that an arbitration panel issues a final and non-appealable order setting forth the determination that the position taken by Executive was frivolous or advanced by Executive in bad faith.

         8. SCOPE OF AGREEMENT. Nothing in this Agreement shall be deemed to entitle Executive to continued employment with the Company or its Subsidiaries, and if Executive's employment with the Company shall terminate prior to a Change in Control, Executive shall have no further rights under this Agreement (except as otherwise provided hereunder); provided, however, that any termination of Executive's employment during the Termination Period shall be subject to all of the provisions of this Agreement.

         9. SUCCESSORS; BINDING AGREEMENT.

                  (a) This Agreement shall not be terminated by any Business Combination. In the event of any Business Combination, the provisions of this Agreement shall be binding upon the Surviving Corporation, and such Surviving Corporation shall be treated as the Company hereunder.

                  (b) The Company agrees that in connection with any Business Combination, it will cause any successor entity to the Company unconditionally to assume (and for any Parent Corporation in such Business Combination to guarantee), by written instrument delivered to Executive (or his beneficiary or estate), all of the obligations of the Company hereunder. Failure of the Company to obtain such assumption and guarantee prior to the effectiveness of any such Business Combination that constitutes a Change in Control, shall be a breach of this Agreement and shall constitute Good Reason hereunder and shall entitle Executive to compensation and other benefits from the Company in the same amount and on the same terms as Executive would be entitled hereunder if Executive's employment were terminated following a Change in Control other than by reason of a Qualifying Termination. For purposes of implementing the foregoing, the date on which any such Business Combination becomes effective shall be deemed the date Good Reason occurs, and shall be the Date of Termination if requested by Executive.

                  (c) This Agreement shall inure to the benefit of and be enforceable by Executive's personal or legal representatives, executors,
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administrators, successors, heirs, distributees, devisees and legatees. If
Executive shall die while any amounts would be payable to Executive hereunder had Executive continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to such person or persons appointed in writing by Executive to receive such amounts or, if no person is so appointed, to Executive's estate.

         10. Notice. (a) For purposes of this Agreement, all notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered or five (5) days after deposit in the United States mail, certified and return receipt requested, postage prepaid, addressed as follows:

                  If to the Executive:
                  Patrick G. Healy
                  41 Knollwood Lane
                  New Canaan, CT  06840

                  If to the Company:

                  NFO Worldwide, Inc.
                  2 Pickwick Plaza
                  Greenwich, CT  06830


or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.

                  (b) A written notice of Executive's Date of Termination by the Company or Executive, as the case may be, to the other, shall (i) indicate the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated and (iii) specify the termination date (which date shall be not less than fifteen (15) (thirty (30), if termination is by the Company for Disability) nor more than sixty (60) days after the giving of such notice). The failure by Executive or the Company to set forth in such notice any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Executive or the Company hereunder or preclude Executive or the Company from asserting such fact or circumstance in enforcing Executive's or the Company's rights hereunder.

         11. FULL SETTLEMENT; RESOLUTION OF DISPUTES. The Company's obligation to make any payments provided for in this Agreement and
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otherwise to perform its obligations hereunder in the event of a Qualifying
Termination during the Termination Period shall be in lieu and in full settlement of all other severance payments to Executive under any other severance or employment agreement between Executive and the Company, and any severance plan of the Company, including, but not limited to, the Employment Agreement; provided, however, that the provisions of the Employment Agreement shall remain in effect to the extent otherwise applicable pursuant to its terms for all other purposes, including with respect to any termination that is not a Qualifying Termination and any termination that would have constituted a Qualifying Termination but is not covered by this Agreement because it does not occur during the Termination Period. The Company's obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against Executive or others. In no event shall Executive be obligated to seek other employment or take other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and, except as provided in Section 4(c), such amounts shall not be reduced whether or not Executive obtains other employment. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Connecticut by three arbitrators in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrators' award in any court having jurisdiction. The Company shall bear all costs and expenses arising in connection with any arbitration proceeding pursuant to this Section.

         12. EMPLOYMENT WITH SUBSIDIARIES. Employment with the Company for purposes of this Agreement shall include employment with any Subsidiary.

         13. SURVIVAL. The respective obligations and benefits afforded to the Company and Executive as provided in Sections 4 (to the extent that payments or benefits are owed as a result of a termination of employment that occurs during the term of this Agreement), 5 (to the extent that Payments are made to Executive as a result of a Change in Control that occurs during the term of this Agreement), 6, 7, 9(c) and 11 shall survive the termination of this Agreement.

         14. GOVERNING LAW; VALIDITY. THE INTERPRETATION, CONSTRUCTION AND PERFORMANCE OF THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF CONNECTICUT WITHOUT REGARD TO THE PRINCIPLE OF CONFLICTS OF LAWS. THE INVALIDITY OR UNENFORCEABILITY OF ANY PROVISION OF THIS AGREEMENT SHALL NOT AFFECT THE VALIDITY OR ENFORCEABILITY OF ANY OTHER PROVISION OF THIS AGREEMENT, WHICH OTHER PROVISIONS SHALL REMAIN IN FULL FORCE AND EFFECT.
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         15. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

         16. MISCELLANEOUS. No provision of this Agreement may be modified or waived unless such modification or waiver is agreed to in writing and signed by Executive and by a duly authorized officer of the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. Failure by Executive or the Company to insist upon strict compliance with any provision of this Agreement or to assert any right Executive or the Company may have hereunder, including, without limitation, the right of Executive to terminate employment for Good Reason, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement. Except as otherwise specifically provided herein, the rights of, and benefits payable to, Executive, his estate or his beneficiaries pursuant to this Agreement are in addition to any rights of, or benefits payable to, Executive, his estate or his beneficiaries under any other employee benefit plan or compensation program of the Company.
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         IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized officer of the Company and Executive has executed this Agreement as of the day and year first above written.

                                            NFO WORLDWIDE, INC.


                                            By: /s/ Patrick G. Healy
                                                --------------------
                                                Name:  Patrick G. Healy
                                                Title: Chief Financial Officer


                                            /s/ Patrick G. Healy
                                            --------------------
                                            Patrick G. Healy